Exhibit (a)(1)(G)

AMENDMENT AND SUPPLEMENT NO. 2 TO

OFFER TO PURCHASE

By

AMERICAN REALTY CAPITAL NEW YORK CITY REIT, INC.
405 PARK AVENUE, 4TH FLOOR
NEW YORK, NY 10022
(212) 415-6500

TO DECREASE THE NUMBER OF SHARES THE COMPANY IS OFFERING TO PURCHASE TO 140,000 SHARES

for

OFFER TO PURCHASE UP TO

140,000 SHARES OF ITS OUTSTANDING COMMON STOCK AT A PURCHASE PRICE OF $17.03 PER SHARE

THE OFFER PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M. EASTERN TIME, MARCH 20, 2018, UNLESS EXTENDED OR WITHDRAWN

Dear Stockholder:

On February 22, 2018, American Realty Capital New York City REIT, Inc. (the “Company,” “we,” “us,” or “our”) distributed Amendment and Supplement No. 1 (“Supplement No. 1”) to the Offer to Purchase distributed on February 6, 2018 (the “Original Offer to Purchase”) and a related letter of transmittal in connection with its offer to stockholders to purchase up to 1,600,000 shares of the Company’s common stock, par value $0.01 per share (“Shares”), for cash at a purchase price equal to $15.50 per Share, or $30.0 million in the aggregate. The Company, by this amendment and supplement to the Original Offer to Purchase, as amended and supplemented by Supplement No. 1, (this “Supplement” and, together with Supplement No. 1, the Original Offer to Purchase, as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), amends the Offer to Purchase such that each reference in the Offer to Purchase to the number of Shares the Company is offering to purchase of “1,600,000” is hereby amended by replacing it with “140,000.”

This Supplement should be read in conjunction with the Original Offer to Purchase, Supplement No. 1 and the Letter of Transmittal (the “Letter of Transmittal”) included with Supplement No. 1. This Supplement, the Original Offer to Purchase, the Letter of Transmittal and the Instructions to Letter of Transmittal (the “Instructions”), constitute the “Offer.”

The Company originally made the Offer in response to an unsolicited offer to stockholders (the “Comrit Offer”) commenced on January 29, 2018 by Comrit Investments 1, Limited Partnership (“Comrit”). In the Comrit Offer, Comrit initially offered to purchase up to 1,600,000 Shares at a price of $14.68 per Share in cash with an expiration date of March 6, 2018. On February 6, 2018, the Company responded to Comrit by commencing the Offer to purchase up to 1,935,484 Shares at a price of $15.50 per Share in cash with an expiration date of March 6, 2018. On February 12, 2018, Comrit amended the Comrit Offer to increase the price per Share in the Comrit Offer to $16.02 and extend the expiration date of the Comrit Offer from March 6, 2018 to March 20, 2018 (unless extended). Accordingly, on February 22, 2018, the Company amended the Offer to increase the price per Share in the Offer to $17.03, decrease the number of Shares the Company was offering to purchase to 1,600,000 and extend the expiration date of the Offer from March 6, 2018 to March 20, 2018 (unless extended). On March 2, 2018, Comrit amended the Comrit Offer to decrease the number of Shares Comrit was offering to purchase to 124,844. This Supplement reflects revisions related to the change in the number of Shares the Company is offering to purchase and the Expiration Date, as well as revisions related to the amendment to the Comrit Offer and revisions to reflect other events that have occurred since the date of Supplement No. 1, including the suspension of the Company’s distributions, effective as of March 1, 2018. This Supplement also reflects an amendment to the conditions of the Offer.

Unless extended or withdrawn, the Offer, proration period and withdrawal rights will expire at 11:59 p.m. Eastern Time, on March 20, 2018 (the “Expiration Date”). You may tender all, a portion or none of your Shares.

Stockholders desiring to tender all or any portion of their Shares for purchase must complete and sign a Letter of Transmittal and deliver it to the Company in the manner set forth in “Procedures for Tendering Shares” below.

The Letter of Transmittal you should have received in connection with Supplement No. 1 has not been amended in connection with this Supplement, and a new copy of the Letter of Transmittal has not been enclosed herewith. If you no longer have the Letter of Transmittal, please contact DST Systems, Inc. (“DST”), the Information Agent for the Offer (the “Information Agent”), by telephone toll free at 866-902-0063.

Because of the “odd lot” priority and proration provisions described in this Offer to Purchase, less than all of the Shares tendered may be purchased if more than 140,000 Shares are properly tendered and not properly withdrawn. Only Shares properly tendered and not properly withdrawn will be eligible to be purchased. Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date.

Subject to complying with applicable law, we reserve the right, in our sole discretion, to change the Purchase Price and to increase or decrease the aggregate cost to us of the Shares sought in the Offer. In accordance with rules promulgated by the Securities and Exchange Commission (the “SEC”), we may increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer. This could result in the number of Shares accepted for payment in the Offer increasing by up to approximately 0.6 million Shares.

The Company’s board of directors has evaluated the terms of both offers and notes that, although the Offer is at a higher price than the Comrit Offer, the price in both offers is significantly less than the estimated per-share net asset value of the Company’s common stock (“Estimated Per-Share NAV”) of $20.26 per share as of June 30, 2017, which was approved by the Company’s board of directors. The price of the Comrit Offer is 21% less than Estimated Per-Share NAV, and the price of the Offer is 16% less than Estimated Per-Share NAV. For a full description of the methodologies and assumptions, as well as certain qualifications, used to value the Company’s assets and liabilities in connection with the calculation of Estimated Per-Share NAV, see the Company’s Current Report on Form 8-K dated October 27, 2017 filed with the SEC. As noted therein, because the Shares are not listed on a national securities exchange and there is no established trading market for the Shares, Estimated Per-Share NAV does not represent the: (i) the price at which Shares would trade at on a national securities exchange or a third party would pay for the Company, (ii) the amount a stockholder would obtain if he or she tried to sell his or her Shares or (iii) the amount stockholders would receive if the Company liquidated its assets and distributed the proceeds after paying all of its expenses and liabilities. Further, the Estimated Per-Share NAV was calculated as of a specific date, and the value of Shares will fluctuate over time as a result of, among other things, developments related to individual assets, changes in the real estate and capital markets, acquisitions or dispositions of assets, monthly distributions to stockholders and the distribution of proceeds from the sale of real estate to stockholders.

Although the Offer is superior to the Comrit Offer, the Company’s board of directors unanimously recommends that stockholders NOT tender their Shares pursuant to the Offer or the lower Comrit Offer.

If you do not wish to tender Shares in the Offer or the Comrit Offer, simply do not respond.

The Company’s board of directors acknowledges that each stockholder should evaluate whether to tender his or her Shares only after a review of the Comrit Offer and the Offer. In addition, because the Shares are not listed on a national securities exchange, and because of the limited liquidity provided by the Company’s share repurchase program (the “SRP”), which is only open in the event of death or disability, the Company’s board of directors notes that each individual stockholder should determine whether to tender based on, among other considerations, his or her liquidity needs. Further, on February 27, 2018 the Company’s board of directors authorized a suspension of distributions, effective as of March 1, 2018. The Company’s board of directors has suspended distributions to enhance the Company’s ability to execute on acquisitions, repositioning and leasing efforts related to the six properties owned by the Company. The Company’s board of directors believes this change better positions the Company for future growth and a successful future liquidity event. There can be no assurance the Company will resume paying distributions or at what rate any future distributions may be paid. There also can be no assurances with respect to when or if the Company will ultimately achieve a liquidity event, or as to the future value of the Shares.

DST, in its capacity as Depositary, Paying Agent or Information Agent for the Offer, does not make any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make his or her own decision whether to tender Shares, and if so, how many Shares to tender. Stockholders are urged to evaluate carefully all information in the Offer, the Letter of Transmittal and the Schedule TO, including our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, and our Current Reports on Form 8-K which are incorporated herein by reference and can be found in the “Investor Relations” section of our website, http://www.newyorkcityreit.com, and consult their own investment and tax advisors and make their own decisions whether to tender or refrain from tendering their Shares. No person has been authorized to make any recommendation on behalf of the Company, the Company’s board of directors, or DST, as the Depositary, Paying Agent or Information Agent, or any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, any recommendation and any information and representations other than those described herein must not be relied upon. This Offer has been neither approved nor disapproved by the SEC, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the accuracy or adequacy of the information contained or incorporated by reference into this Supplement or the Original Offer to Purchase. Any representation to the contrary is a criminal offense.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to DST, the Information Agent for the Offer (the “Information Agent”), by telephone toll free at 866-902-0063.

MARCH 6, 2018

IMPORTANT

We originally made the Offer in response to the Comrit Offer, and we have previously amended the Offer in responses to amendments by Comrit to the Comrit Offer. Accordingly, when Comrit amended the Comrit Offer to decrease the number of Shares Comrit is offering to purchase pursuant to the Comrit Offer from 1,600,000 to 124,844 Shares, we amended the Offer such that the number of Shares we will purchase, subject to the terms and conditions of the Offer, was decreased from 1,600,000 to 140,000 Shares. This decrease is slightly less than the corresponding decrease in the number of Shares Comrit is offering to purchase pursuant to the Comrit Offer. The Company is also amending the Offer to add a condition that the Offer may be terminated if the Comrit Offer is terminated or withdrawn.

If you have not previously tendered Shares and you wish to tender all or any portion of your Shares, you should follow the instructions described in Section 2 of the Original Offer to Purchase, as amended by this Supplement. You may tender your Shares using the Letter of Transmittal, and following the procedures for tendering Shares set forth in the Original Offer to Purchase and the Letter of Transmittal.

If you have previously tendered your Shares, and you do not wish to withdraw the tender of all or any portion of those Shares you do not need to take any further action.

If you have previously tendered Shares, and you wish to withdraw the tender of all or any portion of those Shares, please follow the procedures for withdrawal of tendered Shares, as set forth in Section 4 of the Original Offer to Purchase.

If you have previously tendered Shares, and you wish to increase the number of Shares tendered, please submit a new and later-dated Letter of Transmittal containing your new instructions in accordance with the procedures contained in Section 2 of the Original Offer to Purchase, as amended by this Supplement, or, if you hold your Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company, custodian or other nominee and you are not the holder of record on our books, you must follow the procedures given to you by such broker, dealer, commercial bank, trust company, custodian or other nominee or contact such party and request that your prior instructions with respect to your tendered Shares be changed.

To decline the Comrit Offer, stockholders should simply ignore it. Stockholders do not need to respond to the Comrit Offer. If you have tendered any Shares in the Comrit Offer and wish to tender those Shares in the Offer instead, you must withdraw those Shares from the Comrit Offer in accordance with the terms of Comrit’s offer materials in order to properly tender your Shares in the Offer. Please review any materials you receive in the mail carefully to ensure that you are tendering your Shares in the offer of your choice. Any questions you may have may be directed to the Information Agent, by telephone toll-free at 866-902-0063.

Section references used in this Supplement refer to the Sections of the Offer to Purchase. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Offer to Purchase.

Each reference to “$30.0 million” as the amount of the payment to be made with respect to the total number of Shares the Company is offering to purchase in the Offer is hereby amended and replaced with “$2.4 million,” each reference to “1,600,000” as the total number of Shares the Company is offering to purchase pursuant to the Offer is hereby amended and replaced with “140,000,” each reference to “1,600,000” as the total number of Shares Comrit is offering to purchase pursuant to the Comrit Offer is hereby amended and replaced with “124,844,” and each reference to the total number of Shares outstanding as of January 31, 2018 as 31,344,875 Shares is hereby amended to the extent necessary to reflect that 31,416,972 Shares were issued and outstanding as of February 28, 2018.

Under the heading “Amendments to Specific Provisions” below, we have indicated other provisions in the Offer to Purchase that are specifically amended by this Supplement and set forth the corresponding amendments. Information contained in the questions and answers under the heading “Summary Term Sheet” shall also be deemed to be specifically amended by this Supplement to the extent such information is substantially identical to information amended under the heading “Amendments to Specific Provisions.” Except as set forth herein, all of the terms and conditions of the Offer set forth in the Offer to Purchase shall continue to be applicable.

No person has been authorized to make any recommendation on behalf of the Company, the Company’s board of directors or DST, as the Depositary, Paying Agent or Information Agent or any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, any recommendation and any information and representations must not be relied upon. This Offer has been neither approved nor disapproved by the SEC, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the accuracy or adequacy of the information contained or incorporated by reference in this Supplement or the Original Offer to Purchase. Any representation to the contrary is a criminal offense.

Questions, requests for assistance and requests for additional copies of this Supplement, Supplement No. 1, the Original Offer to Purchase and the Letter of Transmittal may be directed to DST, the Information Agent for the Offer, by telephone toll free at 866-902-0063.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Offer contains certain forward-looking statements and information relating to us that are based on current expectations, estimates, forecasts and projections and our management’s beliefs and assumptions about us, our future performance and our business, including statements about the Offer. These statements include, but are not limited to, statements about our strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in the Offer that are not statements of historical fact. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, or in our communications and discussions with broker dealers or due diligence firms in the normal course of business through meetings, webcasts, phone calls and conference calls. Words such as “believe,” “estimate,” “expect,” “anticipate,” “intend,” “outlook,” “could,” “target,” “seek,” “should,” “may,” “assume,” “continue,” “plan” and “project” and as well as variations of such words and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements are not guarantees and involve certain risks, uncertainties and assumptions, including the fulfillment of the conditions to this Offer, that make the future difficult to predict. Actual results may not conform to, and may differ materially from, our expectations, intentions and predictions. We describe risks, uncertainties and assumptions that could affect our ability to execute our strategy, our future financial condition and the outcome or results of operations in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as filed with the SEC, which may be added to, or revised by, the Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, the Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2017. Except as required by applicable law, we neither intend to nor assume any obligation to update these forward- looking statements, which speak only as of the respective dates on which they were made. We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecasted by our forward-looking statements.

AMENDMENTS TO SPECIFIC PROVISIONS

1.	Price; Number of Shares; Expiration Date; Proration

The sixth paragraph in Section 1 in Supplement No. 1 is amended and restated as follows:

The Company’s board of directors acknowledges that each stockholder should evaluate whether to tender his or her Shares only after a review of the Comrit Offer and the Offer. In addition, because the Shares are not listed on a national securities exchange, and because of the limited liquidity provided by the SRP, which is only open in the event of death or disability, the Company’s board of directors notes that each individual stockholder should determine whether to tender based on, among other considerations, his or her liquidity needs. Further, on February 27, 2018 the Company’s board of directors authorized a suspension of distributions, effective as of March 1, 2018. The Company’s board of directors has suspended distributions to enhance the Company’s ability to execute on acquisitions, repositioning and leasing efforts related to the six properties owned by the Company. The Company’s board of directors believes this change better positions the Company for future growth and a successful future liquidity event. There can be no assurance the Company will resume paying distributions or at what rate any future distributions may be paid. There also can be no assurances with respect to when or if the Company will ultimately achieve a liquidity event, or as to the future value of the Shares.

6. Conditions to the Offer

Section 6 of the Original Offer to Purchase is hereby amended to add the following event as a condition of the Offer:

•	if the Comrit Offer is terminated or withdrawn prior to the purchase of any Shares in the Offer;

11.	Plans and Proposals

Section 11 in the Original Offer to Purchase is hereby amended and supplemented by the addition of the following information:

On February 27, 2018 the Company’s board of directors authorized a suspension of distributions, effective as of March 1, 2018. The Company’s board of directors has suspended distributions to enhance the Company’s ability to execute on acquisitions, repositioning and leasing efforts related to the six properties owned by the Company. The Company’s board of directors believes this change better positions the Company for future growth and a successful future liquidity event.

On February 27, 2018, the Company’s board of directors approved amendments (the “Charter Amendments”) to the Company’s charter (the “Charter”) that would (i) remove provisions in the Charter that are required by the standards set forth in the Statement of Policy Regarding Real Estate Investment Trusts promulgated by the North American Securities Administrators Association, Inc., (ii) remove a provision in the Charter regarding the Company’s duration, and (iii) revise provisions in the Charter regarding ownership and transfer restrictions. Approval of the Charter Amendments requires the affirmative vote of the holders of at least a majority of the outstanding Shares entitled to vote thereon, and the Company’s board of directors also approved submission of these amendments for approval by the Company’s stockholders at the Company’s 2018 annual meeting of stockholders, which has not yet been scheduled. If adopted, the Charter Amendments may discourage a takeover that could otherwise result in a premium price to the Company’s stockholders.

12.	Source and Amount of Funds

Section 12 of the Original Offer to Purchase is amended and restated as follows:

Assuming that we purchase 140,000 Shares at $17.03 per Share, the cost to us will be $2.4 million in the aggregate, subject to our ability to increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer in accordance with rules promulgated by the SEC. If we increase the number of Shares accepted by up to 2%, the aggregate cost of the Offer would increase by up to approximately $10.7 million. Assuming that we do not increase the number of Shares accepted for payment, we expect that the maximum aggregate cost of these purchases, including all fees and expenses applicable to the Offer, will be approximately $150,000. As of December 31, 2017, we had $39.6 million of cash and cash equivalents plus $7.6 million of restricted cash. On January 31, 2018, we repurchased $2.2 million of shares through the SRP or otherwise. We intend to fund the purchase of Shares in the Offer and pay related costs using our available cash (which does not include restricted cash).

13.	Certain Information About the Company

The first two paragraphs under the caption “Distribution Information” in Section 13 of the Original Offer to Purchase are hereby amended and restated as follows:

Through February 2018, we paid monthly distributions at an annualized rate equal to $1.5125 per Share. On February 27, 2018 the Company’s board of directors authorized a suspension of distributions, effective as of March 1, 2018. These distributions were payable on a monthly basis by the fifth day following each month-end to stockholders of record at the close of business each day during the prior month. The Company’s board of directors has suspended distributions to enhance the Company’s ability to execute on acquisitions, repositioning and leasing efforts related to the six properties owned by the Company. The Company’s board of directors believes this change better positions the Company for future growth and a successful future liquidity event.

There can be no assurance the Company will resume paying distributions or at what rate any future distributions may be paid. Prior to this suspension of distributions, we funded distributions from cash provided by operations, cash proceeds received from common stock issued under the DRIP and cash on hand which represented the proceeds from the IPO and proceeds from secured financings of our properties. Because we used the remaining proceeds from our IPO to fund distributions in the quarter ended September 30, 2017, this source was not be available to us in subsequent periods. To pay distributions during the period from October 1, 2017 to February 28, 2018, we used cash on hand, proceeds from the sale of Shares through the DRIP and proceeds from borrowings. During this period, we paid distributions in amounts aggregating $3.9 million in October 2017, $4.0 million in November 2017, $3.9 million in December 2017, $4.0 million in January 2018, $4.0 million in February 2018 and $3.6 million in March 2018.

The second paragraph under the caption “Distribution Information” in Section 13 of the Original Offer to Purchase is hereby amended and restated as follows:

Between December 1, 2017 and March 1, 2018, pursuant to the Company’s distribution reinvestment plan, the Company issued 279,585.6 Shares at $20.26 per Share, equal to Estimated Per-Share NAV.

The list of SEC filings contained under the caption “Incorporation by Reference” in Section 13 of the Original Offer to Purchase, as amended by Supplement No. 1, is amended to add the following bullet points:

•	Our Current Reports on Form 8-K, filed on March 1, 2018;

•	Our Current Report on Form 8-K, filed on March 6, 2018.